UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press release – Jiuzi Holdings, Inc. Signs Strategic Cooperation Agreement with Hemei Auto Holdings Co. Ltd., dated June 29, 2021
99.2	Press release – Jiuzi Holdings, Inc. Signs Letter of Intent with China Petrol Technology on the Development of Electric Vehicle Battery Swap Station Network, dated July 14, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIUZI HOLDINGS INC.

Date: July 14, 2021	By:	/s/ Shuibo Zhang
		Name:	Shuibo Zhang
		Title:	Chief Executive Officer

2